EXHIBIT 11

                                        DATA GENERAL CORPORATION

                     COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
                                              (Unaudited)
                                (In thousands except per share amounts)

                                         Quarter Ended        Nine months Ended
                                       June 25,   June 26,   June 25,   June 26,
                                        1994       1993       1994       1993
Primary earnings per share:
Net loss. . . . . . . . . . . . . .   $(12,360)  $(16,418)  $(81,440)  $(23,240)

Weighted average shares outstanding     35,915     34,774     35,632     34,255

Incremental shares from use of treasury
  stock method for stock options. .         --         --         --        566

Common and common equivalent
  shares, where applicable. . . . .     35,915     34,774     35,632     34,821

Net loss per share. . . . . . . . .     $(0.34)    $(0.47)    $(2.29)    $(0.67)

Earnings per share assuming full
  dilution:(a)
Net loss  . . . . . . . . . . . . .   $(12,360)  $(16,418)  $(81,440)  $(23,240)

Weighted average shares outstanding     35,915     34,774     35,632     34,255

Incremental shares from use of treasury
  stock method for stock options. .         --         --         --        566

Common and common equivalent
  shares assuming full dilution . .     35,915     34,774     35,632     34,821

Net loss per share. . . . . . . . .     $(0.34)    $(0.47)    $(2.29)    $(0.67)



(a) For the quarters and nine-month periods ended June 25, 1994 and June 26, 1993, the assumed conversion of convertible debentures, giving effect to the incremental shares and the adjustment to reduce interest expense, was anti-dilutive and has therefore been excluded from the computation.